UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-15321

Smithfield Foods, Inc.

(Exact name of registrant as specified in its charter)

200 Commerce Street, Smithfield, Virginia 23430, (757) 365-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.50 Per Share

6.625% Senior Notes due 2022

4.00% Convertible Senior Notes due 2013

7.750% Senior Notes due 2017

7% Senior Notes, Series B, due 2011

3/4% Senior Notes, Series B, due 2013

8% Senior Notes, Series B, due 2009

7 5/8% Senior Subordinated Notes due 2008

Smithfield Foods, Inc. Rights to Purchase Series A Junior Participating Preferred Stock, par value $1.00 per share

Smithfield Foods, Inc. Series B Special Voting Preferred Share, par value $1.00 per share

Smithfield Canada Limited Exchangeable Shares, without par value

(Title of each class of securities covered by this Form)

Common Stock, Par Value $0.50 Per Share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒*

Approximate number of holders of record as of the certification or notice date:

Common Stock, Par Value $0.50 Per Share: 1

6.625% Senior Notes due 2022: 68

4.00% Convertible Senior Notes due 2013: 0

7.750% Senior Notes due 2017: 76

7% Senior Notes, Series B, due 2011: 0

3/4% Senior Notes, Series B, due 2013: 0

8% Senior Notes, Series B, due 2009: 0

7 5/8% Senior Subordinated Notes due 2008: 0

Smithfield Foods, Inc. Rights to Purchase Series A Junior Participating Preferred Stock, par value $1.00 per share: 0

Smithfield Foods, Inc. Series B Special Voting Preferred Share, par value $1.00 per share: 0

Smithfield Canada Limited Exchangeable Shares, without par value: 0

* The suspension of the Company’s reporting obligations pursuant to Section 15(d) of the Securities Exchange Act of 1934 does not relate to the Company’s Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Smithfield Foods, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 11, 2013

By:	/s/ Michael H. Cole
Name:	Michael H. Cole
Title:	Vice President, Chief Legal Officer and Secretary